Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

When the transaction referred to in Note 3(c) of the Notes to Financial Statements has been consummated, we will be in a position to render the following consent.

/s/ KPMG LLP

Boulder, Colorado

August 16, 2012

The Board of Directors and Stockholders

GlobeImmune, Inc.:

We consent to the use of our report dated July 17, 2012, except as to Notes 7 and 11, which are as of August 16, 2012, and except for Note 3(c), which is as of                          with respect to the balance sheets of GlobeImmune, Inc. as of December 31, 2011 and 2010, and the related statements of operations and comprehensive loss, redeemable, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2011, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Boulder, Colorado

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